EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Long-Term Incentive Awards

ST HELIER, Jersey, April 11, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company" or "Caledonia") (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has granted new long term incentive plan awards under the Company's 2015 Omnibus Equity Incentive Compensation Plan (the "Plan"). Awards that have been made to "Persons Discharging Managerial Responsibility" ("PDMRs") within the meaning of the Market Abuse Regulation (EU) No. 596/2014 are as follows:

Name of PDMR	Position	Value
Mark Learmonth	Director and Chief Executive Officer	US$ 465,750.00
Dana Roets	Director and Chief Operating Officer	US$ 207,352.40
Victor Gapare	Executive Director	US$ 194,579.97
Chester Goodburn	Chief Financial Officer	US$ 184,164.50

The awards are in the form of Performance Units ("PUs") as defined in the Plan. The vesting date for the PUs shall be the first business day in April 2026, in order to align with market practice of awarding and vesting dates being after publication of annual financial results (previously these dates were in January).

The Plan also extends to other group employees as well as senior management at the mines; the Plan currently has 113 participants in Jersey, the UK, South Africa and Zimbabwe.

The number of PUs awarded is equal to the monetary value of the award divided by the "Fair Market Value" (as defined in the Plan) of the Company's shares, being, in this case, the greater of (i) the closing price of Caledonia's shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia's shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of US$16.91.

The final number of PUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of various operating metrics based on gold production and cost, subject to certain minimum and maximum thresholds.

Each PU that vests entitles the PDMR to receive one Caledonia common share (or a security representing a share) on the maturity of the award. Shares that are issued to PDMRs pursuant to vesting PUs are subject to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.